Exhibit 99.9
THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Consolidated Balance Sheets
At June 30, 2007 and December 31, 2006
(US dollars in thousands — Unaudited)

		June 30	December 31
	Note	2007	2006

Assets
Current assets
Cash and cash equivalents		$94,353	$98,059
Accounts receivable		102,615	84,476
Product inventory		123,936	131,269
Material and supplies inventory		26,329	25,498
Prepaid expenses and other assets		3,250	3,015
Income and mining taxes recoverable		11,960	—
Future income and mining taxes		1,029	—

		363,472	342,317
Property, plant and equipment	7	487,372	480,187
Reclamation deposits		23,918	23,005
Restricted cash		9,766	8,081
Goodwill		102,725	46,322

		$987,253	$899,912

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$69,737	$38,794
Acquisition cost payable	5	50,000	—
Income and mining taxes payable		—	29,407
Current portion of long-term debt	8	66,668	73,758
Future income and mining taxes		2,534	16,769

		188,939	158,728
Long-term debt	8	204,021	324,048
Asset retirement obligations	9	27,479	25,992
Sales contract liability	5, 10	24,933	11,421
Severance and other liabilities		10,048	8,008
Future income and mining taxes		138,339	147,664

		593,759	675,861

Shareholders’ Equity
Common shares	11	257,726	210,857
Warrants	11	35,042	35,445
Contributed surplus	11	19,726	14,953
Retained earnings (deficit)		76,955	(27,579)
Accumulated other comprehensive income (loss)	12	4,045	(9,625)

		393,494	224,051

		$987,253	$899,912

Commitments and contingencies	19
See accompanying notes to consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Consolidated Statements of Income (Loss)
Three and Six Months Ended June 30, 2007 and 2006
(US dollars and share amounts in thousands, except per share amounts — Unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2007	2006	2007	2006

Revenues
Molybdenum sales	10	$241,255	$—	$501,990	$—
Tolling and calcining		6,529	—	13,761	—

		247,784	—	515,751	—

Cost of sales
Operating expenses		127,807	—	289,574	—
Selling and marketing		3,488	—	5,088	—
Depreciation and depletion		11,970	—	28,052	—
Accretion		393	—	830	—

		143,658	—	323,544	—

Income from mining operations		104,126	—	192,207	—

Other expenses (income)
General and administrative		3,672	578	6,780	982
Exploration and development		2,364	2,336	4,231	4,588
Interest and finance fees	13	9,670	—	27,538	—
Unrealized gain on other derivative instruments	10	(590)	—	(1,388)	—
Stock-based compensation	11	5,810	—	8,428	496
Interest income		(2,263)	(59)	(4,163)	(104)
Other		2,479	—	2,773	(6)

		21,142	2,855	44,199	5,956

Income (loss) before taxes		82,984	(2,855)	148,008	(5,956)

Income and mining taxes (recoverable)	14
Current		33,977	—	71,826	—
Future		(7,792)	—	(28,352)	(620)

		26,185	—	43,474	(620)

Net income (loss)		$56,799	$(2,855)	$104,534	$(5,336)

Net income (loss) per share	6
Basic		$0.51	$(0.06)	$0.97	$(0.11)

Diluted		$0.45	$(0.06)	$0.89	$(0.11)

See accompanying notes to consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Consolidated Statements of Cash Flows
Three and Six Months Ended June 30, 2007 and 2006
(US dollars in thousands — Unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2007	2006	2007	2006

Operating Activities
Net income (loss)		$56,799	$(2,855)	$104,534	$(5,336)
Items not affecting cash
Depreciation and depletion		11,970	—	28,052	—
Accretion		393	—	830	—
Amortization of finance fees		1,633	—	6,417	—
Unrealized gain on other derivative instruments		(590)	—	(1,388)	—
Stock-based compensation		5,810	—	8,428	496
Future income and mining taxes		(7,792)	—	(28,352)	(620)
Gain on sale of marketable securities		—	—	—	(6)
Change in non cash working capital	15	(67,864)	105	(13,103)	(957)

Cash generated by (used in) operating activities		359	(2,750)	105,418	(6,423)

Investing Activities
Property, plant and equipment		(3,036)	(444)	(5,638)	(444)
Deferred stripping costs		(8,767)	—	(15,620)	—
Restricted cash		(960)	(191)	(1,397)	(235)
Reclamation deposits		(242)	—	(764)	—
Proceeds from disposition of marketable securities		—	—	—	26

Cash used in investing activities		(13,005)	(635)	(23,419)	(653)

Financing Activities
Proceeds from issue of common shares		38,541	3,430	43,712	5,565
Long-term debt repayments		(50,353)	—	(133,534)	—

Cash provided by (used in) financing activities		(11,812)	3,430	(89,822)	5,565

Effect of exchange rate changes on cash and cash equivalents		4,299	45	4,117	(48)

Increase (decrease) in cash and cash equivalents		(20,159)	90	(3,706)	(1,559)

Cash and cash equivalents, beginning of period		114,512	5,266	98,059	6,915

Cash and cash equivalents, end of period		$94,353	$5,356	$94,353	$5,356

Supplementary cash flow information	15
See accompanying notes to consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Consolidated Statements of Retained Earnings (Deficit)
Three and Six Months Ended June 30, 2007 and 2006
(US dollars in thousands — Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Retained earnings (deficit), beginning of period	$20,156	$(9,417)	$(27,579)	$(6,936)
Net income (loss)	56,799	(2,855)	104,534	(5,336)

Retained earnings (deficit), end of period	$76,955	$(12,272)	$76,955	$(12,272)

Consolidated Statements of Comprehensive Income (Loss)
Three and Six Months Ended June 30, 2007 and 2006
(US dollars in thousands — Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Net income (loss)	$56,799	$(2,855)	$104,534	$(5,336)
Other comprehensive income (loss) Foreign currency translation adjustment	14,157	(114)	13,670	(214)

Comprehensive income (loss)	$70,956	$(2,969)	$118,204	$(5,550)

See accompanying notes to consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
1. Description of Business
Thompson Creek Metals Company Inc. (“Thompson Creek” or “the Corporation”) is a Canadian mining company with molybdenum mines and processing facilities in Canada and the United States.
In May 2007, the shareholders of the Corporation approved the name change to Thompson Creek Metals Company Inc. from Blue Pearl Mining Ltd. Also in May 2007, Thompson Creek Metals Company, the principal subsidiary of the Corporation that was acquired in October 2006, changed its name to Thompson Creek Metals Company USA.
In October 2006, the Corporation acquired Thompson Creek Metals Company USA and its subsidiaries (“Thompson Creek USA”), a private company with producing molybdenum mines and processing facilities in Canada and the United States. This acquisition is further described in Note 5 to these unaudited interim consolidated financial statements. At June 30, 2007, the Corporation’s operating assets were comprised of the Thompson Creek Mine located near Challis, Idaho, the Endako Mine (75% joint venture interest) located near Fraser Lake, British Columbia, and the Langeloth Metallurgical facility (“Langeloth”) located in Langeloth, Pennsylvania. The Corporation is also developing the Davidson Project (“Davidson”), a molybdenum deposit located near Smithers, British Columbia.
2. Basis of Presentation
The accompanying unaudited interim consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as described in Note 3. These unaudited interim consolidated financial statements should be read in conjunction with the notes to the Corporation’s audited consolidated financial statements for the year ended December 31, 2006, as they do not contain all disclosures required by Canadian GAAP for annual financial statements. In management’s opinion, the unaudited financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.
The accompanying unaudited interim consolidated financial statements include the accounts of the Corporation and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation. The principal subsidiaries of the Corporation are:
Thompson Creek Metals Company USA
Langeloth Metallurgical Company LLC
Thompson Creek Mining Company
Cyprus Thompson Creek Mining Company
Thompson Creek Mining Ltd.
Blue Pearl Mining Inc.
These unaudited interim consolidated financial statements also include the Corporation’s pro rata share of its 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (“Endako”) (see Note 16).
All financial figures are presented in United States dollars unless otherwise stated.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
3. New Accounting Standards
a)	Accounting Changes
Effective January 1, 2007, the Corporation adopted the revised Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506 “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Corporation has not made any voluntary change in accounting principles since the adoption of the revised standard.
b)	Financial Instruments, Hedges, Comprehensive Income
Effective January 1, 2007, the Corporation adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA, including CICA Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments -Recognition and Measurement” and Section 3865, “Hedges”.
(i)	Financial Instruments — Recognition and Measurement
Under this new standard, all financial instruments are classified as one of the following: held-to-maturity investments, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.
Effective January 1, 2007, the Corporation’s cash equivalents have been classified as available for sale investments and are recorded at fair value on the balance sheet.
All derivative instruments are recorded on the consolidated balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income. In accordance with the standard’s transitional provisions, the Corporation recognizes as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.
All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other-than-temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the carrying amount of the relevant financial instrument.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
(ii)	Hedges
This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. The Corporation has not designated any agreements as hedges.
(iii)	Comprehensive Income
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the Corporation’s consolidated financial statements effective the first quarter of 2007.
At January 1, 2007, in accordance with the transition provisions, the adoption of these standards relating to financial instruments resulted in the following changes to the Corporation’s financial statements:
•	a reclassification of deferred financing fees of $13,267 from assets to long-term debt, resulting in a $13,267 reduction in assets, a $2,230 reduction in the current portion of long-term debt, and a $11,037 reduction in long-term debt; and

•	a change in terminology with reference to foreign currency gains and losses relating to self-sustaining foreign operations. Prior to the adoption of these standards, these unrealized gains and losses were classified and reported in the equity section of the balance sheet as a foreign currency translation adjustment. Prior year unrealized gains and losses are now classified and reported in the equity section of the balance sheet as accumulated other comprehensive loss.
c)	Stripping Costs Incurred in the Production Phase of a Mining Operation
Effective January 1, 2007, the Corporation adopted the new recommendations of the CICA Emerging Issues Committee Abstract No. 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). EIC-160 clarifies the treatment of costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation and requires that these costs be charged to income in the period in which they are incurred, except when the costs represent a betterment to the mineral property. Costs represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When costs are deferred in relation to a betterment, the costs are amortized over the reserve accessed by the stripping activity using the units of production method.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
4.	Change in Reporting Currency
In connection with the acquisition of Thompson Creek USA, the Corporation changed its reporting currency from Canadian dollars to US dollars, effective October 26, 2006. From the date of the acquisition of Thompson Creek USA, substantially all of the Corporation’s revenues were denominated in US dollars.
The comparative statements of income (loss) and cash flows have been translated using an average rate for the period. Shareholders’ equity has been translated using the historic exchange rates in effect at the time of the transactions.
5.	Acquisition
Thompson Creek Metals Company USA
On October 26, 2006, the Corporation acquired Thompson Creek USA, a private company with producing molybdenum mines and processing facilities in Canada and the United States. On closing, the Corporation paid $575,000 in cash for all of the outstanding shares of Thompson Creek USA. Subsequent to the close date, the Corporation paid an additional $61,529 to the former shareholders of Thompson Creek USA related to the acquired accounts receivable pursuant to the acquisition agreement.
During the first quarter of 2007, the Corporation revised its initial estimates of fair values related to certain sales contracts. As a result of the revised estimate of fair value of the sales contracts, the Corporation revised the amount of the initial purchase price allocation for sales contract liabilities, other assets, accounts payable and accrued liabilities and related future tax asset and liabilities.
The Corporation is also responsible for a contingent payment to the former shareholders of Thompson Creek USA that is based on the average price of molybdenum in each of 2007, 2008 and 2009. If the average price of molybdenum is between $15 and $25 per pound for 2007, the Corporation will be required to make a contingent payment of between $50,000 and $100,000 in early 2008. A similar calculation is required for 2008 regarding a contingent payment to be made in early 2009. However, the 2009 payment is reduced by the amount of the initial payment to be made in 2008. The total of these two payments cannot exceed $100,000. If the average price of molybdenum exceeds $15 per pound in 2009, the Corporation will be required to make a final contingent payment of $25,000 in early 2010. At June 30, 2007, the Corporation has recorded an acquisition cost payable of $50,000 related to the 2008 contingent payment.
The Corporation has accounted for this acquisition as a purchase business combination with the Corporation as the acquirer. The results of the acquired operations have been included in the consolidated financial statements of the Corporation from the date of acquisition. Management is continuing to assess the estimated fair value for certain assets and liabilities acquired including property, plant and equipment, inventories, future income taxes and intangible assets.
The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on the estimated fair values on the acquisition date. Estimated fair values will be based on independent appraisals, discounted cash flows, quoted market prices and estimates made by management. To the extent that the purchase price exceeds the fair value of the net identifiable tangible and intangible assets, the Corporation has recorded goodwill. The final fair-value estimate could be materially different from that currently being used.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)

Preliminary Purchase Price Allocation

Assets
Cash and cash equivalents	$36,280
Property, plant and equipment	490,032
Product inventory	195,883
Material and supplies inventory	26,503
Accounts receivable	83,733
Reclamation deposits	22,727
Restricted cash	7,578
Other assets	3,851
Goodwill	101,593

968,180

Liabilities
Accounts payable and accrued liabilities	26,968
Long term debt	9,585
Asset retirement obligation	25,651
Future income tax liability	195,051
Sales contract liability	16,583
Other liabilities	7,411

281,249

Net assets acquired	$686,931

Purchase Price

Paid on closing	$575,000
Paid subsequent to closing	61,529
Acquisition cost payable	50,000
Costs	402

$686,931

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
6.	Net Income (Loss) Per Share

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Net income (loss)	$56,799	$(2,855)	$104,534	$(5,336)

Basic weighted-average number of shares outstanding (000’s)	111,224	48,418	107,258	46,628
Effect of dilutive securities Stock options	3,616	—	2,775	—
Warrants	11,531	—	7,576	—
Diluted weighted-average number of shares outstanding (000’s)	126,371	48,418	117,609	46,628

Net income (loss) per share
Basic	$0.51	$(0.06)	$0.97	$(0.11)

Diluted	$0.45	$(0.06)	$0.89	$(0.11)

For the three and six month periods ended June 30, 2007, 960,000 stock options were excluded from the computation of diluted securities (2006 — 3,533,500 stock options and 7,203,375 warrants, respectively,) as these would be considered anti-dilutive.
7.	Property, Plant and Equipment

	June 30	December 31
	2007	2006

Mining properties	$259,444	$249,857
Mining equipment	148,172	134,799
Processing facilities	102,985	104,344
Development properties	2,166	1,525
Deferred stripping costs	15,620	—
Other	557	140

	528,944	490,665
Less: Accumulated depreciation and depletion	(41,572)	(10,478)

	$487,372	$480,187

The Corporation has recorded the following deferred stripping costs:

		Amount

Balance, December 31, 2006		$—
Addition of deferred stripping costs		15,620
Amortization of deferred stripping costs		—
Balance, June 30, 2007		$15,620

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
8.	Long-term Debt
Long-term debt consists of:

	June 30	December 31
	2007	2006

First Lien Senior Secured	$269,500	$340,000
Second Lien Senior Secured	—	61,855
Equipment loans	8,040	9,218

	277,540	411,073
Less: Finance fees	(6,851)	(13,267)

	270,689	397,806
Less: Current portion	(66,668)	(73,758)

	$204,021	$324,048

On March 15, 2007, the Corporation repaid amounts owing on the Second Lien credit facility. The Corporation paid a prepayment premium of $2,474 on this transaction. In connection with this prepayment, the Corporation expensed $3,494 in finance fees related to the Second Lien credit facility.
In addition to scheduled principal payments, during the six month ended June 30, 2007, the Corporation repaid $34,051 on the First Lien credit facility with proceeds from equity issuances made during these periods.
At June 30, 2007, the effective interest rate on funds advanced under the First Lien credit facility was 10.1% and the effective interest rate on the equipment loans was 7.4%
The First Lien credit facility includes a $22,500 revolving line of credit that was not utilized during the first six months of 2007.
In April 2007, the Corporation entered in to an interest rate protection agreement which capped the underlying LIBOR at 6.0% on $132,500 of its First Lien credit facility at a cost of $88. At June 30, 2007, the original principal amount of $132,500 remained subject to the terms of this agreement. The Corporation has determined the interest rate protection agreement to be a derivative instrument that had a fair value of $141 at June 30, 2007 and has been recorded in prepaid expenses and other assets.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
9. Asset Retirement Obligations
The following is a summary of the Corporation’s mine closure and reclamation liabilities for the Thompson Creek Mine, Endako, and the Davidson Project:

	Thompson
	Creek	Endako	Davidson	Total

Balance, December 31, 2005	$—	$—	$193	$193
Acquisition (Note 5)	20,684	4,967	—	25,651
Accretion	245	69	12	326
Currency translation	—	(172)	(6)	(178)

Balance, December 31, 2006	20,929	4,864	199	25,992
Accretion	847	164	7	1,018
Currency translation	—	450	19	469

Balance, June 30, 2007	$21,776	$5,478	$225	$27,479

10. Derivative Instruments
a)	Sales Contracts
The Corporation sells some of its production under fixed-price agreements. Current fixed-price agreements in place cover the period 2007 to 2010. The Corporation has determined these agreements to be derivative instruments and records their estimated fair value at each balance sheet date with the resulting change in fair value being included in the determination of income. At June 30, 2007, the fair value of these agreements was a liability of $12,699 which resulted in unrealized derivative losses of $1,129 and $8,916 being included in molybdenum sales for the three month and six month periods ended June 30, 2007, respectively (2006 — nil).
b)	Forward Currency Contracts
The Corporation enters into forward currency contracts in order to reduce the impact of certain foreign currency fluctuations related to the operations of Endako. These forward currency contracts provide protection to the Corporation from fluctuations in the Canadian dollar. The terms of the contracts are less than one year. At June 30, 2007, the Corporation had open forward currency contracts with a total commitment to purchase Cdn$15,000 at an average rate of US$0.91 (December 31, 2006 — Cdn$22,631 at an average rate of US$0.89). The Corporation has determined these contracts to be derivative instruments and recognizes their fair values on the balance sheet, which was an asset of $487 at June 30, 2007 (December 31, 2006 — liability of $571), resulting in unrealized derivative gains of $519 and $1,059 being reported for the three and six month periods ended June 30, 2007, respectively (2006 — nil).

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
11. Shareholders’ Equity
a)	Common Shares
A summary of common share transactions is as follows:

	Number of
	Common
	Shares	Amount
	(000's)

Balance, December 31, 2005	43,079	$11,867
Issued in connection with the Thompson Creek USA acquisition	49,087	203,050
Private placements	1,585	2,921
Issue costs	—	(11,647)
Warrants exercised	5,547	4,093
Options exercised	1,230	573

Balance, December 31, 2006	100,528	$210,857
Private placement	3,000	31,898
Issue costs	—	(901)
Warrants exercised	5,015	3,844
Options exercised	3,763	12,028

Balance, June 30, 2007	112,306	$257,726

In February 2007, the Corporation renounced, for income tax purposes, exploration expenses of Cdn$3,092 to the purchasers of the Corporation’s flow-through common shares. As a result of this renunciation, the Corporation recorded a future tax liability and corresponding share issue cost of $901.
In April 2007, the Corporation brokered a private placement of 3,000,000 common shares at a price of Cdn$12.00 per common share for total proceeds of $31,898.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
b)	Warrants
A summary of the transactions in the warrants account is as follows:

	Number of
	Warrants	Amount
	(000's)

Balance, December 31, 2005	9,858	$646
Issued in connection with the Thompson Creek USA acquisition	24,543	37,064
Private placement	700	184
Agent compensation warrants	76	110
Issue costs	—	(1,989)
Exercised	(5,547)	(570)

Balance, December 31, 2006	29,630	$35,445
Exercised	(5,015)	(402)
Expired	(9)	(1)

Balance, June 30, 2007	24,606	$35,042

c)	Contributed Surplus

Amount

Balance, December 31, 2005	$422
Options granted	14,619
Options exercised	(88)

Balance, December 31, 2006	$14,953
Options granted	8,404
Options exercised	(3,632)
Warrants expired	1

Balance, June 30, 2007	$19,726

d)	Stock-based Compensation
The Corporation uses the fair value method of accounting for stock-based compensation and recognized an expense of $5,810 and $8,428 for the three and six month periods ended June 30, 2007, respectively, (2006 — nil and $496, respectively,) for its stock-based compensation plan.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
The Corporation granted 965,000 share options to employees during the three months ended June 30, 2007 and a total of 1,465,000 share options to employees during the six months ended June 30, 2007. These options have exercise prices ranging from Cdn$8.93 to Cdn$17.33, a term of five years and vest at the time of award or over a period of two years. The weighted-average fair value of these option grants was estimated at $6.65 per share option at the grant date using the Black-Scholes option pricing model and the following weighted-average assumptions:

Expected life	5 years
Risk free interest rate	4.11%
Expected volatility	45.6%
Dividend yield	0.0%
In computing the fair value of stock-based awards, the Corporation has determined that the historic volatility of its share price reflects that of an exploration company rather than that of the operating company it became upon the acquisition of Thompson Creek USA. For option grants made in the six months ended June 30, 2007, the Corporation has utilized an expected volatility that has been computed using a weighted average of an operating mining company peer-group average and the Corporation’s actual share price volatility from the date it acquired Thompson Creek USA. Further, in the absence of reliable evidence to support a shorter useful life estimate, the Corporation has used the full contractual life of the option awards in determining the fair value.
In the three months ended June 30, 2007, 1,071,800 options with an average exercise price of $6.53 were exercised (2006 — 250,000 options with an average exercise price of $0.31 were exercised). In the six months ended June 30, 2007, 3,762,800 options with an average exercise price of $2.50 were exercised (2006 — 872,500 options with an average exercise price of $0.44 were exercised).
12. Accumulated Other Comprehensive Income
The balance in accumulated other comprehensive income at June 30, 2007 relates entirely to unrealized foreign exchange gains on translation of self-sustaining foreign operations. At January 1, 2007, unrealized foreign exchange losses of $9,625 were reclassified from foreign currency translation adjustment to accumulated other comprehensive loss upon transition to new accounting standards for financial instruments (see Note 3).
13. Interest and Finance Fees

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Interest expense	$8,037	$—	$18,647	$—
Finance fees	1,633	—	6,417	—
Debt prepayment premium (see Note 9)	—	—	2,474	—

	$9,670	$—	$27,538	$—

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
14. Income and Mining Taxes

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Current income and mining taxes	$33,977	$—	$71,826	$—
Future income and mining taxes	(7,792)	—	(28,352)	(620)

	$26,185	$—	$43,474	$(620)

Income and mining taxes differ from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. The differences result from the following items:

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Income (loss) before taxes	$82,984	$(2,855)	$148,008	$(5,956)
Combined Canadian federal and provincial income tax rates	34.12%	34.12%	34.12%	34.12%
Income taxes (recoverable) based on above rates	$28,314	$(974)	$50,500	$(2,032)
Increase (decrease) to income taxes due to:
Difference in statutory tax rates on earnings of foreign operations	2,655	—	4,388	—
Provincial and state mining taxes	2,522	—	5,214	—
Non-deductible expenses	937	3	1,597	172
Depletion allowance	(7,643)	—	(17,171)	—
Change in valuation allowance	313	971	929	1,860
Other	(913)	—	(1,983)	(620)

Income and mining taxes (recoverable)	$26,185	$—	$43,474	$(620)

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
15. Supplementary Cash Flow Information

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Change in non-cash working capital:
Accounts receivable	$12,661	$(152)	$(15,764)	$(311)
Product inventory	(53,053)	—	7,841	—
Material and supplies inventory	115	—	3	—
Prepaid expenses and other assets	(259)	—	(589)	—
Income and mining taxes recoverable	(11,960)	—	(11,960)	—
Accounts payable and accrued liabilities	26,251	257	36,358	(646)
Income and mining taxes payable	(43,476)	—	(31,032)	—
Severance and retention	1,857	—	2,040	—

	$(67,864)	$105	$(13,103)	$(957)

Cash interest paid	$11,231	$—	$24,190	$—
Cash income and mining taxes paid	$89,747	$—	$116,070	$—

	June 30	December 31
	2007	2006

Cash and cash equivalents is comprised of:
Cash	$43,968	$28,536
Cash equivalents	50,385	69,523

	$94,353	$98,059

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
16. Joint Venture
Endako Molybdenum Mine Joint Venture is an unincorporated joint venture in which the Corporation has a 75% interest. The Corporation acquired its interest in this joint venture as part of its acquisition of Thompson Creek USA.
The following is a summary of the Corporation’s 75% pro-rata share of the assets, liabilities, revenue, expenses, net earnings and cash flows of the joint venture.

	June 30	December 31
	2007	2006

Assets
Current assets	$71,372	$58,873
Property, plant and equipment, net	$140,676	$138,764
Other long-term assets	$25,095	$22,884

Liabilities
Current liabilities	$9,530	$23,324
Other liabilities	$57,367	$56,462

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Revenue	$45,441	$—	$97,316	$—
Cost of sales	$16,848	$—	$39,979	$—
Net earnings	$14,771	$—	$29,648	$—

Cash flows
Operating	$(8,427)	$—	$18,608	$—
Investing	$(258)	$—	$(388)	$—
Financing	$(783)	$—	$(30,600)	$—
17. Related Party Transactions
Under the Endako joint venture agreement, all production from Endako is sold by the joint venture participants, acting as agents for the joint venture. Consolidated sales to members of a group of companies associated with the other participant in the Endako joint venture were $46,472 and $92,568 for the three month and six month periods ended June 30, 2007, respectively (2006 — nil). At June 30, 2007, accounts receivable included $12,279 owing from this group of companies (December 31, 2006 — $7,553). Sales to this related party represent 18.7% and 17.7% of the Corporation’s total revenues for the three and six month periods ended June 30, 2007.
During the three and six month periods ended June 30, 2007, office administration fees of $24 and $56, respectively, (2006 — $53 and $118, respectively,) were incurred from Glencairn Gold Corporation, a company related through certain common directors and management, for rent and various administrative services provided by it. At June 30, 2007 accounts payable included $24 owing to this company (December 31, 2006 — $31).

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
18. Segment Information
The Corporation operates in a single industry segment — the mining, milling, roasting and sale of molybdenum products.
Geographic segment information for the three months ended June 30, 2007 is comprised of the following:

	US	Canadian
	Operations	Operations	Corporate	Total
Revenues
Molybdenum sales	$195,814	$45,441	$—	$241,255
Tolling and calcining	6,529	—	—	6,529

	202,343	45,441	—	247,784

Cost of sales
Operating expenses	116,446	11,361	—	127,807
Selling and marketing	2,814	674	—	3,488
Depreciation and depletion	7,197	4,740	33	11,970
Accretion	317	73	3	393

	126,774	16,848	36	143,658

Income (loss) from mining operations	$75,569	$28,593	$(36)	104,126

Other expenses (income)
General and administrative				3,672
Exploration and development				2,364
Interest and finance fees				9,670
Unrealized gain on other derivative instruments				(590)
Stock-based compensation				5,810
Interest income				(2,263)
Other				2,479

				21,142

Income (loss) before taxes				82,984
Income and mining taxes
Current				33,977
Future				(7,792)

				26,185

Net income (loss)				$56,799

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
Geographic segment information for the six months ended and as at June 30, 2007 is comprised of the following:

	US	Canadian
	Operations	Operations	Corporate	Total
Revenues
Molybdenum sales	$404,674	$97,316	$—	$501,990
Tolling and calcining	13,761	—	—	13,761

	418,435	97,316	—	515,751

Cost of sales
Operating expenses	261,568	28,006	—	289,574
Selling and marketing	3,896	1,192	—	5,088
Depreciation and depletion	17,426	10,592	34	28,052
Accretion	634	189	7	830

	283,524	39,979	41	323,544

Income (loss) from mining operations	$134,911	$57,337	$(41)	192,207

Other expenses (income)
General and administrative				6,780
Exploration and development				4,231
Interest and finance fees				27,538
Unrealized gain on other derivative instruments				(1,388)
Stock-based compensation				8,428
Interest income				(4,163)
Other				2,773

				44,199

Income (loss) before taxes				148,008

Income and mining taxes
Current				71,826
Future				(28,352)

				43,474

Net income (loss)				$104,534

Capital expenditures	$4,255	$388	$995	$5,638
Assets	$639,225	$237,144	$110,884	$987,253
Liabilities	$210,815	$66,897	$316,047	$593,759
Comparative information for three and six month periods ended June 30, 2006 is not provided as the Corporation had no operations in the first six months of 2006, except for exploration costs related to the Davidson project.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
19. Commitments and Contingencies
The Langeloth facility’s air emissions permit expired on December 20, 2006. The renewal application was submitted in March 2006 and no new variances are expected to the permit. The Langeloth facility has a water treatment plant to control heavy metals to comply with water discharge regulations. Renewal for this permit was applied for in 1992 and is still pending. The facility is operating under both existing permits and the regulators have been performing inspections and are aware of the permit requirements. Under current laws, the facility can operate under existing permits.
20. Comparative Figures
Certain of the prior periods’ figures have been reclassified to conform with the current period’s presentation.